Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 333-85906)

The following is a letter to Avanex Corporation stockholders from Paul Engle and Fred Fromm.

AVANEX™ OPLINK COMMUNICATIONS

VOTE FOR THE MERGER

July 31, 2002

Dear Stockholder:

We are writing this letter to urge you to vote "FOR" the pending merger of Avanex Corporation and Oplink Communications, Inc. As you may know, earlier this year we announced our agreement to combine our companies in a merger of equals. We believe that this combination, which was **unanimously approved by the boards of directors of both companies**, will enhance the combined company's position as an important strategic partner for optical networking equipment companies and carriers around the world.

A special stockholder meeting to approve the combination is scheduled for August 15, 2002. We urge you to vote "FOR" the combination by signing, dating and returning the enclosed proxy card today.

WE EXPECT THAT THE COMBINATION WILL CREATE A LEADING COMPETITOR IN THE PASSIVE OPTICAL COMPONENTS MARKET

We believe that, together, Avanex and Oplink will achieve a stronger competitive position in the marketplace than either company could achieve on its own. The combined company expects to be in a stronger position to protect and enhance the value of your investment by:

- Maximizing revenues in the current market conditions, better than either company might expect to do separately.
- Improving the staying power required through a prolonged industry downturn, again better than either company might expect to do separately.
- Increasing the potential benefits that may be captured from a business upturn, whenever that happens to occur, and doing so better than either company might expect to do separately.
- Having a significantly expanded customer base coupled to a broader product, technology and solution portfolio, enabling the combined company to supply a more comprehensive range of solutions to a more diverse customer base.
- Enhancing the competitiveness of the combined company through lower product and operating costs, increasing the combined company's ability to capture revenues and to be more competitive than either company might expect to achieve on a stand-alone basis.
- Having a significantly stronger balance sheet with approximately $400 million in cash and investments expected at closing.
- Generating net cost savings of approximately $15 million in the first full 12 months following completion of the transaction.

- Joining Avanex's renowned technology development leadership with Oplink's strength in optical component design and low-cost offshore manufacturing operations to enable the combined company to rapidly introduce innovative, cost effective, customer-tailored products to serve current market needs.

- Having at its disposal a strong patent portfolio with over 197 patents issued, allowed or applied for.

- Increasing the flexibility of the new company to address all customer needs across the value chain from discrete components to customized modules to integrated solutions.

Over the past few years we have seen a revolutionary change in the optical networking industry and we believe that optical networking is becoming the pervasive medium for telecommunications. Our respective investments in product development and application engineering of customized solutions are already paying off with each company achieving new product introductions this year, key product development programs in the pipeline, and most importantly, key design-in wins with strategic customers. We believe a strong, continual road of customer acceptances is vital to the success of the combined company and will create additional value for its stockholders.

Our ultimate goal for the combined company is simple: enhance stockholder value. We believe that the combined company will be better positioned to achieve this goal than either company would be separately.

WE BELIEVE THAT THE WHOLE IS GREATER THAN THE SUM OF THE PARTS

You don't have to take our word for it – a number of experienced business and industry experts who have studied this merger agree that it is the right move and that the combination will create a stronger competitor in the industry.

Institutional Shareholder Services (ISS) has completed its own analysis and has recommended that stockholders of Oplink and Avanex vote FOR the merger.

Other analysts agree that the merger makes sense.

> "In the long run, we think this deal will raise the profile of the combined company (#2 passive component provider), will reduce manufacturing costs and increase utilization rates, and will open up additional customer relationships for product cross-selling."
> *Barry Lebovits, Morgan Stanley, First Call, 3/20/02**

> "Avanex's conference call reaffirmed our belief that the [Oplink] merger is a positive transaction that should improve traction with OEMs, reduce costs, increase product footprint and enhance the company's balance sheet."
> *Timothy Anderson, Salomon Smith Barney, First Call, 3/23/02**

> "We believe that a combined Avanex and Oplink has the financial wherewithal that will convince customers that it is a longer-term survivor. We also believe that this dynamic will enable Avanex to generate potential market share gains."
> *Sam Kingston, Dresdner Kleinwort Wasserstein, First Call, 5/10/02**

CUSTOMERS RECOGNIZE THE BENEFITS OF THE COMBINATION

The combined company's client base is expected to include a number of the most widely recognized and respected names in the telecommunications industry including Agere, Alcatel, Cisco, Fujitsu, Lucent, Marconi, Nortel and Siemens. We believe that our customers concur with the value proposition of the proposed merger. We believe that the combined company will be well positioned to satisfy their requirements. We also believe that the technical expertise and systems knowledge of the combined company will enable it to deliver the next generation of leading edge products. In addition, we believe that we will be able to expand our sales opportunities by leveraging the strength of existing customer relationships.

WORLD CLASS LEADERSHIP

We believe that the combined company will have a world-class leadership team that builds on the best of both companies. Paul Engle, President and CEO of Avanex, will become President, CEO and Co-Chairman of the combined company. Joseph Liu, Chairman of Oplink, will become Co-Chairman of the combined company. Bruce Horn, Oplink's Chief Financial Officer, will become Chief Financial Officer of the combined company. We are confident that our leadership team will be able to facilitate a seamless integration that will enable us to quickly perform at an optimal level.

VOTE "FOR" THE MERGER

We believe that the combination of Avanex and Oplink is in the best interests of our respective stockholders. **The boards of directors of both companies unanimously recommend that you vote "FOR" the proposed merger.** Your vote is important regardless of the number of shares you own.

To vote your shares, please sign, date and return the enclosed proxy card and mail it promptly in the enclosed, self-addressed, stamped envelope. If you have any questions or require any assistance in executing or delivering your proxy or voting instructions, please call our proxy solicitor, Morrow & Co., Inc. at 1-800-607-0088, or 1-212-754-8000.

We strongly support the merger of Avanex and Oplink and enthusiastically recommend that you vote your shares "FOR" the proposed merger today.

Sincerely,

Paul Engle President and CEO Avanex Corporation	Fred Fromm President and CEO Oplink Communications

FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements, including forward-looking statements regarding the amount and timing of synergies that may be achieved in connection with the Merger, the

strength of the combined company's balance sheet, the degree to which the combined company will alter the competitive landscape in its industry, prevailing market conditions and the combined company's ability to successfully introduce new products. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the Merger may not close, the failure by the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and to effectively integrate the two companies, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular in the optical networks industry, the combined company's inability to sufficiently anticipate market needs and higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated and the efficiencies in its operations. In addition, please refer to the risk factors contained in the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.

Avanex and Oplink assume no obligation and do not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Avanex and Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002 and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus as filed by Avanex with the SEC on July 15, 2002.

* Permission to use quotations throughout this letter was neither sought nor obtained.